================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 85

                               -----------------

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                              Beverly L. O'Toole
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                               February 21, 2014
            (Date of Event which Requires Filing of this Statement)

                               -----------------

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

================================================================================

 CUSIP NO. 38141G 10 4               13D

-------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS: Each of the persons identified on
         Appendix A.

-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons1
         As to a group consisting of persons other than Covered Persons
         (a)  [X]    (b)  [X]

-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS: OO and PF (Applies to each person listed on
         Appendix A.)

-------------------------------------------------------------------------------
 5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)

         [_]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.

-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER: 0

                ---------------------------------------------------------------
NUMBER OF        8.   SHARED VOTING POWER (See Item 6) (Applies to each
SHARES                person listed on Appendix A.)
BENEFICIALLY          24,328,846 Voting Shares2 held by Covered Persons
OWNED BY              10,245 Shared Ownership Shares held by Covered Persons3
EACH                  21,406,640 Sixty Day Shares held by Covered Persons4
REPORTING             2,460,601 Other Shares held by Covered Persons 5
PERSON
WITH            ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER (See Item 6)
                      As to Voting Shares, less than 1%
                      As to Shared Ownership Shares, Sixty Day Shares and
                      Other Shares, 0

                ---------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER (See Item 6):
                      As to Voting Shares, 0
                      As to Shared Ownership Shares, less than 0.01%
                      As to Sixty Day Shares and Other Shares, less than 1%.

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         48,206,332
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         [_]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.18%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to
         Reporting Entities/1/ that are corporations; OO as to Reporting Entities that are trusts

-------------------------------------------------------------------------------

--------
1  For a definition of this term, please see Item 2.
2  For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 246,620 shares of Common Stock held by 17 private charitable foundations established by 17 Covered Persons;
   (ii) 2,211,826 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 2,155 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Paul R. Aaron
Charles F. Adams
Nick S. Advani                                                         UK
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
William D. Anderson, Jr.
Dalinc Ariburnu                                                     UK/Turkey
Philip S. Armstrong                                                    UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Vivek J. Bantwal
Steven K. Barg
Scott B. Barringer
Steven M. Barry
Stacy Bash-Polley
Gareth W. Bater                                                        UK
Jonathan A. Beinner
Heather Bellini
Tracey E. Benford
Philip R. Berlinski                                                 Belgium/
                                                                       USA
Frances R. Bermanzohn
Stuart N. Bernstein
Robert A. Berry                                                        UK
Avanish R. Bhavsar
Lloyd C. Blankfein
Vivek Bohra
Stefan R. Bollinger                                                Switzerland
Brian W. Bolster
Johannes M. Boomaars                                                   The
                                                                   Netherlands
Robert D. Boroujerdi
Jill A. Borst
Alison L. Bott                                                         UK
Patrick T. Boyle                                                       UK
Sally A. Boyle                                                         UK
Christoph M. Brand                                                   Germany
Michael J. Brandmeyer
Jason H. Brauth
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Torrey J. Browder
Steven M. Bunson
Mary D. Byron
Richard M. Campbell-Breeden                                            UK
Philippe L. Camu                                                     Belgium
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Stuart A. Cash                                                         UK
Donald J. Casturo
Sonjoy Chatterjee                                                     India
R. Martin Chavez
Alex S. Chi
Andrew A. Chisholm                                                   Canada
Steven N. Cho
David Chou                                                             UK
Thalia Chryssikou                                                    Greece
Kent A. Clark                                                        Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Colin Coleman                                                         South
                                                                     Africa
Denis P. Coleman III
William J. Conley, Jr.
Thomas G. Connolly                                                  Ireland/
                                                                       USA
Karen R. Cook                                                          UK
Edith W. Cooper
Kenneth W. Coquillette
Richard N. Cormack                                                     UK
Thomas W. Cornacchia
E. Gerald Corrigan
Cyril Cottu                                                          France
James V. Covello
Jeffrey R. Currie
John P. Curtin, Jr.
Michael D. Daffey                                                   Australia
John F. Daly
John S. Daly                                                         Ireland
Anne Marie B. Darling
David H. Dase
Francois-Xavier de Mallmann                                          France/
                                                                   Switzerland
Daniel L. Dees
Mark F. Dehnert
James Del Favero                                                    Australia
Massimo Della Ragione                                                 Italy
Olaf Diaz-Pintado                                                     Spain
Alexander C. Dibelius                                                Germany
Joseph P. DiSabato
Michele I. Docharty
Thomas M. Dowling
Robert Drake-Brockman                                                  UK
Donald J. Duet
Alessandro Dusi                                                       Italy
Michael L. Dweck
Gordon E. Dyal

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Isabelle Ealet                                                        France
Kenneth M. Eberts III
David P. Eisman
Jason H. Ekaireb                                                        UK
Charalampos Eliades                                                   Greece
Kathleen G. Elsesser
Edward A. Emerson                                                  Argentina/UK
Peter C. Enns                                                         Canada
Christopher H. Eoyang
James P. Esposito
Michael P. Esposito
Antonio F.Esteves                                                    Portugal
J. Michael Evans                                                      Canada
Carl Faker                                                           France/
                                                                     Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin
Stephan J. Feldgoise
Patrick J. Fels
Benjamin W. Ferguson
Wolfgang Fink                                                        Germany
Samuel W. Finkelstein
Peter E. Finn
David A. Fishman
Elisabeth Fontenelli
Colleen A. Foster
Sheara J. Fredman
Orit Freedman                                                         Israel
Matthew T. Fremont-Smith
Christopher G. French                                                   UK
Richard A. Friedman
Jacques Gabillon                                                      France
Enrico S. Gaglioti
Timur F. Galen
Sean J. Gallagher
Ramani Ganesh                                                         India
Gonzalo R. Garcia                                                     Chile
James R. Garman                                                         UK
Francesco U. Garzarelli                                               Italy
Matthew R. Gibson
Gary T. Giglio
Michelle Gill
Nick V. Giovanni
Justin G. Gmelich
Richard J. Gnodde                                                    Ireland/
                                                                      South
                                                                      Africa
Jeffrey B. Goldenberg
Andrew M. Gordon
Michael J. Graziano
Michael J. Grimaldi
Bradley J. Gross                                                      UK/USA
Peter Gross
Celeste A. Guth
Anthony Gutman                                                        UK/USA
Elizabeth M. Hammack
Jan Hatzius                                                          Germany
Keith L. Hayes                                                          UK
Michael L. Hensch
Martin Hintze                                                        Germany
Kenneth L. Hirsch
Kenneth W. Hitchner
Todd Hohman
Simon N. Holden                                                         UK
Dane E. Holmes
Philip Holzer                                                        Germany
Ning Hong                                                             China
Ericka T. Horan
Shin Horie                                                            Japan
Russell W. Horwitz
James P. Houghton                                                       UK
Ronald Hua                                                           Taiwan/
                                                                       USA
Paul J. Huchro
Ming Yunn Stephanie Hui                                              UK/Hong
                                                                       Kong
Hidehiro Imatsu                                                       Japan
Timothy J. Ingrassia
William L. Jacob III
Christian W. Johnston                                               Australia
Andrew J. Jonas
Adrian M. Jones                                                      Ireland
Eric S. Jordan
Roy R. Joseph                                                         Guyana
Pierre-Emmanuel Y. Juillard                                           France
Andrew J. Kaiser
Vijay M. Karnani                                                      India
James C. Katzman
Alan S. Kava
Christopher Keogh
John J. Kim
Peter Kimpel                                                         Germany
Robert C. King, Jr.
Hideki Kinuhata                                                       Japan
Shigeki Kiritani                                                      Japan
Marie Louise Kirk                                                    Denmark
Michael E. Koester
Lee Guan Kelvin Koh                                                 Singapore
J. Christopher A. Kojima                                             Canada/
                                                                       USA
Adam M. Korn
David J. Kostin
Jorg H. Kukies                                                       Germany

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Eric S. Lane
Andre Laport Ribeiro                                                 Brazil
Hugh J. Lawson
Scott L. Lebovitz
Brian J. Lee
George C. Lee
Ronald Lee
David A. Lehman
Tim Leissner                                                         Brazil/
                                                                     Germany
Todd W. Leland
Laurent Lellouche                                                    France
Gregg R. Lemkau
Deborah R. Leone
Eugene H. Leouzon                                                    France
John R. Levene                                                         UK
Brian T. Levine
Jack Levy
Gwen R. Libstag
Ryan D. Limaye
Luca M. Lombardi                                                      Italy
Victor M. Lopez-Balboa
David B. Ludwig
Peter J. Lyon
Paula B. Madoff
John A. Mahoney
Puneet Malhi                                                           UK
Raghav Maliah                                                         India
Matthew F. Mallgrave
John V. Mallory
David M. Marcinek
Alison J. Mass
Robert A. Mass
Kathy M. Matsui
Joseph S. Mauro
Alastair J.C. Maxwell                                                  UK
John J. McCabe
Matthew B. McClure                                                     UK
Dermot W. McDonogh                                                   Ireland
Charles M. McGarraugh
John J. McGuire, Jr.
John W. McMahon
James A. McNamara
Richard P. McNeil                                                    Jamaica
Sanjeev K. Mehra
Avinash Mehrotra
Jonathan M. Meltzer
Bruce H. Mendelsohn
Xavier C. Menguy                                                     France
Anthony J. Miller                                                   Australia
Michael J. Millette
Milton R. Millman III
Christopher Milner                                                     UK
Christina P. Minnis
Peeyush Misra                                                         India
Bryan P. Mix
Masanori Mochida                                                      Japan
Timothy H. Moe                                                       Ireland
Philip J. Moffitt                                                   Australia
Atosa Moini                                                           Iran
Ricardo Mora
J. Ronald Morgan III
Simon P. Morris                                                        UK
Thomas C. Morrow
Sharmin Mossavar-Rahmani                                               UK
Takashi Murata                                                        Japan
Arjun N. Murti
Marc O. Nachmann
Ezra Nahum                                                           France/
                                                                       USA
Amol S. Naik                                                         India/
                                                                       USA
Jyothsna Natauri
Una M. Neary
Jeffrey P. Nedelman
Anthony Noto
Gavin G. O'Connor
Gregory G. Olafson                                                   Canada
Brett A. Olsher                                                      UK/USA
Timothy J. O'Neill
Lisa Opoku
Peter C. Oppenheimer                                                   UK
Nigel M. O'Sullivan                                                    UK
Gerald B. Ouderkirk III
Craig W. Packer
Gregory K. Palm
Konstantinos N. Pantazopoulos                                        Greece
James R. Paradise                                                      UK
Francesco Pascuzzi                                                    Italy
Anthony W. Pasquariello
Sheila H. Patel
Nirubhan Pathmanabhan                                                  UK
Jonathan Mark Penkin                                                UK/South
                                                                     Africa
Daniel P. Petrozzo
David B. Philip
Richard Phillips                                                    Australia
Stephen R. Pierce
Hugh R. Pill                                                           UK
Michelle H. Pinggera                                                   UK
Kenneth A. Pontarelli
Ellen R. Porges

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Dmitri Potishko                                                     Australia
Dina Powell
Gilberto Pozzi                                                        Italy
Lorin P. Radtke
John J. Rafter                                                       Ireland
Sumit Rajpal
Richard N. Ramsden                                                     UK
Sara E. Recktenwald
Andrew K. Rennie                                                   Australia/
                                                                       UK
James H. Reynolds                                                    France
Sean D. Rice
Kate D. Richdale                                                       UK
Michael J. Richman
Francois J. Rigou                                                    France
Stuart Riley                                                           UK
Michael Rimland
Lora J. Robertson
Karl J. Robijns                                                      Belgium
Elizabeth E. Robinson
Scott M. Rofey
John F. W. Rogers
Scott A. Romanoff
Johannes Rombouts                                                  Netherlands
Michael E. Ronen                                                    Germany/
                                                                     Israel
Simon A. Rothery                                                    Australia
Jami Rubin
Peter C. Russell
Paul M. Russo
Katsunori Sago                                                        Japan
Ankur A. Sahu                                                         India
Guy E. Saidenberg                                                    France
Pablo J. Salame                                                      Ecuador
Julian Salisbury                                                       UK
Yann Samuelides                                                      France
Luke A. Sarsfield III
Marcus Schenck                                                       Germany
Susan J. Scher
Stephen M. Scherr
Clare R. Scherrer
Joshua S. Schiffrin
Jeffrey W. Schroeder
Harvey M. Schwartz
Mark Schwartz
David A. Schwimmer
Stephen B. Scobie                                                      UK
John A. Sebastian
Peter A. Seccia
Peter D. Selman                                                        UK
Gaurav Seth                                                           India
John C. Shaffer
Rebecca M. Shaghalian
Konstantin A. Shakhnovich
Lisa M. Shalett
Daniel M. Shefter
Heather K. Shemilt                                                   Canada
Michael S. Sherwood                                                    UK
Michael H. Siegel
Suhail A. Sikhtian
Gavin Simms                                                            UK
Michael L. Simpson
Marshall Smith
Michael Smith                                                       Australia
Sarah E. Smith                                                         UK
David M. Solomon
Mark R. Sorrell                                                        UK
Theodore T. Sotir
Christoph W. Stanger                                                 Austria
Esta E. Stecher
Laurence Stein                                                        South
                                                                   Africa/USA
Carl Stern
John D. Storey                                                      Australia
Steven H. Strongin
Joseph Struzziery III
Ram K. Sundaram                                                       India
Damian E. Sutcliffe                                                    UK
J. Richard Suth
Robert J. Sweeney
Michael S. Swell
Michael J. Swenson
Gene T. Sykes
Patrick Tassin de Nonneville                                         France
Megan M. Taylor
Teresa Teague
Thomas D. Teles
Pawan Tewari
Ryan J. Thall
Klaus B. Toft                                                        Denmark
Frederick Towfigh
Donald J. Truesdale
Kenro Tsutsumi                                                        Japan
Richard J. Tufft                                                       UK
Eiji Ueda                                                             Japan
Toshihiko Umetani                                                     Japan
Jonathan R. Vanica
Ashok Varadhan
John J. Vaske
Christoph Vedral                                                     Germany
Andrea Vella                                                          Italy

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Philip J. Venables                                                    UK/USA
Simone Verri                                                          Italy
Jeffrey L. Verschleiser
Robin A. Vince                                                        UK/USA
Andrea A. Vittorelli                                                  Italy
Alejandro Vollbrechthausen                                            Mexico
John E. Waldron
Paul Walker
Theodore T. Wang
Alasdair J. Warren                                                      UK
Simon R. Watson                                                         UK
Toby C. Watson                                                          UK
John S. Weinberg
Martin M. Werner                                                      Mexico
Matthew Westerman                                                       UK
Elisha Wiesel
David D. Wildermuth
John S. Willian
Andrew F. Wilson                                                       New
                                                                     Zealand
Dominic A. Wilson                                                       UK
Steve Windsor                                                           UK
Martin Wiwen-Nilsson                                                  Sweden
Andrew E. Wolff
Kent J. Wosepka
Denise A. Wyllie                                                        UK
Yoshihiko Yano                                                        Japan
Shinichi Yokote                                                       Japan
W. Thomas York, Jr.
Wassim G. Younan                                                    Lebanon/UK
Paul M. Young
Paolo Zannoni                                                         Italy
Xing Zhang                                                            China
Han Song Zhu                                                          China

Reporting Entities

ITEM 1                                                   ITEM 6             Name of Establishing
Name of Entity                    Type of Entity  Place of Organization        Covered Person
--------------                    --------------  ---------------------  ----------------------------
Anahue Limited                     Corporation           Jersey              Andrew A. Chisholm
Campbell-Breeden 2004 Settlement      Trust                UK            Richard M. Campbell-Breeden
Drayton 2004 Settlement               Trust                UK                   Karen R. Cook
French 2004 Settlement                Trust                UK               Christopher G. French
RJG Holding Company                Corporation       Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement              Trust                UK                Michael S. Sherwood
Westerman 2004 Settlement             Trust                UK                 Matthew Westerman

   This Amendment No. 85 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 85 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. Security and Issuer

   This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2. Identity and Background

   (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

   Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

   Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

   (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

   The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. Purpose of Transactions

   The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

   Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. Interest in Securities of the Issuer

   (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

   (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

   (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding February 21, 2014.

   (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

   The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

   The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

   Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

   For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered
Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

   The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,625,701 shares of Common Stock are subject to the Transfer Restrictions as of February 21, 2014.

   In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

   In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

   Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

   The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

   The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

   Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

   The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Harvey M. Schwartz are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

   Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

   In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD

Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

   Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

   Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

Material to be Filed as Exhibits

Exhibit                                                       Description
------- ------------------------------------------------------------------------------------------------------------------------

  A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment
        No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
        Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
        (File No. 005-56295)).

  C.    Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.    Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
        Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
        March 29, 2001 (File No. 005-56295)).

  G.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
        Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.    Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to
        Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).

                                                                        ANNEX A

   INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                              REPORTING ENTITIES.

                                                                          Convictions or         Beneficial
                                                                           Violations of      Ownership of the
                                                                          Federal or State    Common Stock of
                                                                          Laws within the       The Goldman
Name                Citizenship   Business Address    Present Employment  Last Five Years     Sachs Group, Inc.
----                -----------  -------------------- ------------------- ----------------  ----------------------
Steven M. Bunson       USA       200 West Street      Managing Director,       None         Less than 1% of the
                                 New York, NY         The Goldman Sachs                     outstanding shares of
                                 10282                Group, Inc.                           Common Stock.

Michael H.             UK        26 New Street,       Partner,                 None         None
Richardson                       St. Helier, Jersey,  Bedell Cristin
                                 JE4 3RA

Anthony J. Dessain     UK        26 New Street,       Partner,                 None         None
                                 St. Helier, Jersey,  Bedell Cristin
                                 JE4 3RA

                                                                        ANNEX B

ITEMS 2(D) AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                        ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

None.

                                                                        ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 21,406,640 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of February 21, 2014. Upon exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                           Price Per Share
Covered Person                              Trade Date         (in $)       Number of Shares
--------------                           ----------------- ---------------  ----------------
Dalinc Ariburnu......................... January 28, 2014     164.9877           3,453
Johannes M. Boomaars.................... January 28, 2014     164.9877             424
Philippe L. Camu........................ January 28, 2014     164.9877             562
Jeffrey R. Currie....................... January 28, 2014     165.8200              40
Gordon E. Dyal.......................... January 28, 2014     164.9877             117
Charalampos Eliades..................... January 28, 2014     164.6900           1,499
Antonio F. Esteves...................... January 28, 2014     164.9877           2,252
Gonzalo R. Garcia....................... January 28, 2014     164.9877           1,447
Francesco U. Garzarelli................. January 28, 2014     164.9877             280
Martin Hintze........................... January 28, 2014     164.9877           1,753
Peter Kimpel............................ January 28, 2014     164.9877             129
Jorg H. Kukies.......................... January 28, 2014     164.9877             225
Brian J. Lee............................ January 28, 2014     166.1800             100
Brian J. Lee............................ January 28, 2014     166.2000             100
Brian J. Lee............................ January 28, 2014     166.2100             100
Brian J. Lee............................ January 28, 2014     166.2200             100
Brian J. Lee............................ January 28, 2014     166.2300             100
Brian J. Lee............................ January 28, 2014     166.2400              89
Brian J. Lee............................ January 28, 2014     166.2700             200
Brian J. Lee............................ January 28, 2014     166.2800             100
John R. Levene.......................... January 28, 2014     164.6900           2,910
John J. McGuire, Jr..................... January 28, 2014     166.0116             818
Nigel M. O'Sullivan..................... January 28, 2014     164.9877             559
Francesco Pascuzzi...................... January 28, 2014     164.9877             560
Nirubhan Pathmanabhan................... January 28, 2014     165.7837           3,000
Gilberto Pozzi.......................... January 28, 2014     164.9877           1,560
John J. Rafter.......................... January 28, 2014     164.9877             604
Rebecca M. Shaghalian................... January 28, 2014     165.5943             859
Christoph W. Stanger.................... January 28, 2014     164.9877             632
Ryan J. Thall........................... January 28, 2014     164.6900           1,355
Martin Wiwen-Nilsson.................... January 28, 2014     164.9877             365
Paul M. Young........................... January 28, 2014     165.8061           5,000
Paolo Zannoni........................... January 28, 2014     164.9877           1,149
Elizabeth M. Hammack.................... January 29, 2014     166.0000             135
Philip J. Moffitt....................... January 29, 2014     163.8800           3,307
Nirubhan Pathmanabhan................... January 29, 2014     165.0000           4,000
Paul M. Young........................... January 29, 2014     165.6843           4,908
James V. Covello........................ January 30, 2014     165.6700              48
Anne Marie B. Darling................... January 30, 2014     165.7500           1,035
Michael P. Esposito..................... January 30, 2014     165.1944           6,881
Philip Holzer........................... January 30, 2014     165.1400             586
Peter C. Oppenheimer.................... January 30, 2014     166.0000           1,083

                                                            Price Per Share
Covered Person                              Trade Date          (in $)       Number of Shares
--------------                           ------------------ ---------------  ----------------
Nirubhan Pathmanabhan...................  January 30, 2014     165.3350           3,000
Eiji Ueda...............................  January 30, 2014     165.1400           5,000
Jeffrey L. Verschleiser.................  January 30, 2014     165.3052           8,103
Sean J. Gallagher.......................  January 31, 2014     164.6844           1,539
Brian W. Bolster........................  February 3, 2014     165.1600           1,207
Jill A. Borst...........................  February 3, 2014     162.8228           1,000
Alex S. Chi.............................  February 3, 2014     161.6600             100
Alex S. Chi.............................  February 3, 2014     161.6800             100
Alex S. Chi.............................  February 3, 2014     161.6900             217
Alex S. Chi.............................  February 3, 2014     161.7000             200
Daniel L. Dees..........................  February 3, 2014     162.7771           1,393
David A. Lehman.........................  February 3, 2014     165.1600             226
Anthony W. Pasquariello.................  February 3, 2014     165.1600           1,400
Scott M. Rofey..........................  February 3, 2014     160.4800             309
Scott M. Rofey..........................  February 3, 2014     160.7000             308
Scott M. Rofey..........................  February 3, 2014     160.7500             308
Jeffrey W. Schroeder....................  February 3, 2014     161.3615           3,577
Alex S. Chi.............................  February 4, 2014     161.1200             315
Andrew M. Gordon*.......................  February 4, 2014     160.0202           1,717
Martin Hintze...........................  February 4, 2014     161.5055             541
Martin Hintze...........................  February 4, 2014     161.5700             252
Andre Laport Ribeiro....................  February 4, 2014     161.0000           1,412
Andre Laport Ribeiro....................  February 4, 2014     161.0200             100
Andre Laport Ribeiro....................  February 4, 2014     161.0400           2,688
Andre Laport Ribeiro....................  February 4, 2014     161.0500             525
Andre Laport Ribeiro....................  February 4, 2014     161.0600             300
Andre Laport Ribeiro....................  February 4, 2014     161.0700             300
Peeyush Misra...........................  February 4, 2014     161.7500           2,500
Richard Phillips........................  February 4, 2014     160.6900          21,845
Scott M. Rofey..........................  February 4, 2014     161.6200             156
Scott M. Rofey..........................  February 4, 2014     161.9000             252
Scott M. Rofey..........................  February 4, 2014     161.9100             264
Scott M. Rofey..........................  February 4, 2014     161.9450             100
Scott M. Rofey..........................  February 4, 2014     161.9500             308
Scott M. Rofey..........................  February 4, 2014     162.2000             309
Kent J. Wosepka.........................  February 4, 2014     161.1983           6,200
Stacy Bash-Polley.......................  February 5, 2014     160.9500           2,500
Charalampos Eliades.....................  February 5, 2014     162.1417           1,566
Ezra Nahum..............................  February 5, 2014     161.3200             182
Ezra Nahum..............................  February 5, 2014     161.3400             363
Ezra Nahum..............................  February 5, 2014     161.3500             233
Ezra Nahum..............................  February 5, 2014     161.3600             204
Ezra Nahum..............................  February 5, 2014     161.4000             200
Ezra Nahum..............................  February 5, 2014     161.4200              82
Ezra Nahum..............................  February 5, 2014     161.4400             218
William D. Anderson, Jr.................  February 6, 2014     161.1400              20
Stacy Bash-Polley.......................  February 6, 2014     160.9097           2,548
Peeyush Misra...........................  February 6, 2014     161.7500           3,000
Charles F. Adams........................  February 7, 2014     161.7500             620
Peeyush Misra...........................  February 7, 2014     162.0000           2,975
Michael H. Siegel.......................  February 7, 2014     161.0238              53
Klaus B. Toft...........................  February 7, 2014     162.8900           2,291
Kent J. Wosepka.........................  February 7, 2014     161.0085           3,000

                                                             Price Per Share
Covered Person                               Trade Date          (in $)       Number of Shares
--------------                           ------------------- ---------------  ----------------
Ronald Hua..............................  February 10, 2014     161.6589             887
Tim Leissner............................  February 10, 2014     160.9500          14,409
Nirubhan Pathmanabhan...................  February 10, 2014     161.2916           2,751
Edward A. Emerson.......................  February 11, 2014     164.0000          17,914
David A. Fishman........................  February 11, 2014     164.7400             300
David A. Fishman........................  February 11, 2014     164.7500             200
Michael L. Hensch.......................  February 11, 2014     164.6400             100
Michael L. Hensch.......................  February 11, 2014     164.6500             700
Michael L. Hensch.......................  February 11, 2014     164.6600             419
Michael L. Hensch.......................  February 11, 2014     164.6700             279
Michael L. Hensch.......................  February 11, 2014     164.6800             413
Michael L. Hensch.......................  February 11, 2014     164.6900             500
Michael L. Hensch.......................  February 11, 2014     164.7000             303
Michael L. Hensch.......................  February 11, 2014     164.7100             286
Ericka T. Horan.........................  February 11, 2014     164.1493             108
Ashok Varadhan..........................  February 11, 2014     162.0000          12,379
Robin A. Vince..........................  February 11, 2014     161.7500           1,000
Robin A. Vince..........................  February 11, 2014     164.3600             900
Johannes M. Boomaars....................  February 12, 2014     165.0000           2,020
Kenneth M. Eberts III...................  February 12, 2014     164.1193           9,841
Ramani Ganesh...........................  February 12, 2014     164.4010          15,487
Pierre-Emmanuel Y. Juillard.............  February 12, 2014     164.5000          11,702
Andrew J. Kaiser........................  February 12, 2014     164.2980           1,642
Luca M. Lombardi........................  February 12, 2014     163.6100             610
Ezra Nahum..............................  February 12, 2014     163.8100             200
Ezra Nahum..............................  February 12, 2014     163.8200             200
Ezra Nahum..............................  February 12, 2014     163.8300             100
Ezra Nahum..............................  February 12, 2014     163.8400             300
Ezra Nahum..............................  February 12, 2014     163.8500             200
Peter C. Oppenheimer....................  February 12, 2014     165.0000             917
Todd W. Leland..........................  February 13, 2014     164.1806             538
Robin A. Vince..........................  February 13, 2014     163.7300           1,048
Alison L. Bott..........................  February 14, 2014     163.8780           9,339
Christopher Keogh.......................  February 14, 2014     163.5990           3,252
Charles F. Adams........................  February 18, 2014     165.0000             802
Sonjoy Chatterjee.......................  February 18, 2014     164.0400             310
Christopher A. Cole*....................  February 18, 2014     165.0000           2,500
Benjamin W. Ferguson....................  February 18, 2014     164.0400             779
Christopher G. French...................  February 18, 2014     165.2613          27,366
Justin G. Gmelich.......................  February 18, 2014     165.3827           4,980
Christian W. Johnston...................  February 18, 2014     164.9450           5,016
Atosa Moini.............................  February 18, 2014     165.0000           1,000
Takashi Murata..........................  February 18, 2014     164.0400           1,493
Andrew E. Wolff.........................  February 18, 2014     164.6220             500
Gareth W. Bater.........................  February 19, 2014     164.1100           1,000
Jill A. Borst...........................  February 19, 2014     165.0365           3,230
Christopher A. Cole.....................  February 19, 2014     166.0000           2,500
Benjamin W. Ferguson....................  February 19, 2014     165.0000             500
Benjamin W. Ferguson....................  February 19, 2014     165.5000             500
Michael L. Hensch.......................  February 19, 2014     166.0000           3,000
Luca M. Lombardi........................  February 19, 2014     166.0000           1,024
J.Ronald Morgan III.....................  February 19, 2014     164.5726           1,814
Ezra Nahum..............................  February 19, 2014     165.2000             300

                                                             Price Per Share
Covered Person                               Trade Date          (in $)       Number of Shares
--------------                           ------------------- ---------------  ----------------
Ezra Nahum..............................  February 19, 2014     165.2100             100
Ezra Nahum..............................  February 19, 2014     165.2300             187
Ezra Nahum..............................  February 19, 2014     165.2400             313
Ezra Nahum..............................  February 19, 2014     165.2500             100
Andrew E. Wolff.........................  February 19, 2014     165.4060             500
Gareth W. Bater.........................  February 20, 2014     163.4900           1,000
Julian Salisbury........................  February 20, 2014     163.6736             312
Laurence Stein..........................  February 20, 2014     164.4864             157
Richard J. Tufft........................  February 20, 2014     164.0060             500
Karen R. Cook...........................  February 21, 2014     165.0000          20,000
John S. Daly............................  February 21, 2014     165.3622           3,846
Elisabeth Fontenelli....................  February 21, 2014     165.2130           1,139
Celeste A. Guth.........................  February 21, 2014     165.2040           1,939
Theodore T. Wang........................  February 21, 2014     164.8444           3,827

* This transaction was conducted through an estate planning entity and relates to Other Shares.

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                                              Price Per Share
Covered Person                              Trade Date      Number of Shares      (in $)
--------------                           ------------------ ----------------  ---------------
Lisa M. Shalett.........................  January 29, 2014         670           165.9525
Alison L. Bott..........................  February 4, 2014       7,000           162.2999

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                                                  Acquisition or
Covered Person                 Transfer Date    Number of Shares   Disposition
--------------               ------------------ ----------------  --------------
W. Thomas York, Jr..........  January 29, 2014         450         Disposition
Hugh J. Lawson.............. February 14, 2014         216         Acquisition
Robert A. Berry............. February 18, 2014       1,519         Disposition
E. Gerald Corrigan.......... February 20, 2014       2,000         Disposition

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price and, in certain cases, applicable taxes, and the indicated number of underlying shares sold through Fidelity Brokerage Services LLC for cash on the New York Stock Exchange:

                                                            Strike   Sales    Number of  Number of
                                                 Number of  Price    Price     Shares     Shares
Covered Person                 Date of Exercise  Options    (in $)   (in $)   Withheld     Sold
--------------                 ----------------- ---------  ------  --------- ---------  ---------
Gregory A. Agran.............. January 28, 2014  121,155    78.78   165.8953   93,234     27,921
Raanan A. Agus................ January 28, 2014    8,728    78.78   165.8953    6,717      2,011
Steven M. Barry............... January 28, 2014   10,000    78.78   165.8953    7,474      2,526
Jonathan A. Beinner........... January 28, 2014   39,329    78.78   165.8953   30,266      9,063
Philip R. Berlinski........... January 28, 2014  100,000    78.78   165.8953   72,354     27,646
Anne F. Brennan............... January 28, 2014    4,472    78.78   165.8953    3,442      1,030
Craig W. Broderick............ January 28, 2014   10,486    78.78   165.8953    7,837      2,649
Steven M. Bunson.............. January 28, 2014   15,544    78.78   165.8953   11,962      3,582
R. Martin Chavez.............. January 28, 2014   42,720    78.78   165.8953   32,875      9,845
E. Gerald Corrigan............ January 28, 2014   10,000    78.78   165.8953    7,474      2,526
James V. Covello.............. January 28, 2014   15,544    78.78   165.8953   11,618      3,926
Jeffrey R. Currie............. January 28, 2014   14,224    78.78   165.8953   10,292      3,932
Daniel L. Dees................ January 28, 2014   17,673    78.78   165.8953   12,105      5,568
Joseph P. DiSabato............ January 28, 2014   13,841    78.78   165.8953   10,383      3,458
Jason H. Ekaireb.............. January 28, 2014   60,000    78.78   165.8953   43,412     16,588
Gonzalo R. Garcia............. January 28, 2014    7,623    78.78   165.8953    5,517      2,106
Andrew M. Gordon.............. January 28, 2014   24,876    78.78   165.8953   18,665      6,211
Paul J. Huchro................ January 28, 2014   48,548    78.78   165.8953   36,284     12,264
Andrew J. Jonas............... January 28, 2014   10,000    78.78   165.8953    7,696      2,304
John A. Mahoney............... January 28, 2014   44,000    78.78   165.8953   33,860     10,140
James A. McNamara............. January 28, 2014   25,168    78.78   165.8953   18,811      6,357
Thomas C. Morrow.............. January 28, 2014   63,614    78.78   165.8953   44,176     19,438
Arjun N. Murti................ January 28, 2014   15,544    78.78   165.8953   11,618      3,926
Marc O. Nachmann.............. January 28, 2014   15,000    78.78   165.8953   11,211      3,789
Gavin G. O'Connor............. January 28, 2014   35,346    78.78   165.8953   26,417      8,929
Peter C. Oppenheimer.......... January 28, 2014    3,000    78.78   165.8953    2,171        829
Sheila H. Patel............... January 28, 2014   12,725    78.78   165.8953    9,414      3,311
Gilberto Pozzi................ January 28, 2014    8,943    78.78   165.8953    6,472      2,471
Paul M. Russo................. January 28, 2014   21,954    78.78   165.8953   16,895      5,059
Lisa M. Shalett............... January 28, 2014   15,544    78.78   165.8953   11,618      3,926
Gavin Simms................... January 28, 2014   12,392    78.78   165.8953    8,837      3,555
Laurence Stein................ January 28, 2014    3,593    78.78   165.8953    2,686        907
Steven H. Strongin............ January 28, 2014   68,350    78.78   165.8953   52,598     15,752
Paul Walker................... January 28, 2014    3,000    78.78   165.8953    2,309        691
Elisha Wiesel................. January 28, 2014   13,982    78.78   165.8953   10,760      3,222
Steven M. Barry............... January 29, 2014   10,000    78.78   164.7183    7,452      2,548
Philip R. Berlinski........... January 29, 2014   30,000    78.78   164.7183   21,635      8,365
Anne F. Brennan............... January 29, 2014    4,472    78.78   164.7183    3,433      1,039
Craig W. Broderick............ January 29, 2014   15,731    78.78   164.7183   11,723      4,008
R. Martin Chavez.............. January 29, 2014   25,632    78.78   164.7183   19,674      5,958
Daniel L. Dees................ January 29, 2014   17,673    78.78   164.7183   12,057      5,616
Joseph P. DiSabato............ January 29, 2014   13,841    78.78   164.7183   10,354      3,487
Jason H. Ekaireb.............. January 29, 2014   50,872    78.78   164.7183   36,687     14,185
Andrew M. Gordon.............. January 29, 2014   35,809    78.78   164.7183   26,791      9,018
Keith L. Hayes................ January 29, 2014   24,785    78.78   164.7183   13,311     11,474
Philip Holzer................. January 29, 2014   15,148    78.78   164.7183   10,962      4,186
Andrew J. Jonas............... January 29, 2014   10,000    78.78   164.7183    7,676      2,324

                                                            Strike   Sales    Number of  Number of
                                                 Number of  Price    Price     Shares     Shares
Covered Person                 Date of Exercise  Options    (in $)   (in $)   Withheld     Sold
--------------                 ----------------- ---------  ------  --------- ---------  ---------
Todd W. Leland................ January 29, 2014   20,116    78.78   164.7183   14,507      5,609
James A. McNamara............. January 29, 2014   41,947    78.78   164.7183   31,259     10,688
Marc O. Nachmann.............. January 29, 2014    8,000    78.78   164.7183    5,962      2,038
Jeffrey P. Nedelman........... January 29, 2014   18,200    78.78   164.7183   13,970      4,230
Sheila H. Patel............... January 29, 2014   15,405    78.78   164.7183   11,324      4,081
Sara E. Recktenwald........... January 29, 2014    8,482    78.78   164.7183    6,323      2,159
Paul M. Russo................. January 29, 2014   15,000    78.78   164.7183   11,514      3,486
Rebecca M. Shaghalian......... January 29, 2014    5,462    78.78   164.7183    4,193      1,269
Gavin Simms................... January 29, 2014   12,392    78.78   164.7183    8,807      3,585
Laurence Stein................ January 29, 2014    7,187    78.78   164.7183    5,357      1,830
Andrea A. Vittorelli.......... January 29, 2014    6,000    78.78   164.7183    4,606      1,394
Paul Walker................... January 29, 2014    2,600    78.78   164.7183    1,996        604
Theodore T. Wang.............. January 29, 2014   15,148    78.78   164.7183   11,627      3,521
John S. Willian............... January 29, 2014   20,000    78.78   164.7183   14,904      5,096
Philip R. Berlinski........... January 30, 2014   20,928    78.78   165.4836   15,168      5,760
Anne F. Brennan............... January 30, 2014    4,472    78.78   165.4836    3,446      1,026
Samuel S. Britton............. January 30, 2014   10,000    78.78   165.4836    7,516      2,484
Daniel L. Dees................ January 30, 2014   17,673    78.78   165.4836   12,131      5,542
J Christopher A. Kojima....... January 30, 2014   22,005    78.78   165.4836   16,957      5,048
John W. McMahon............... January 30, 2014   22,452    78.78   165.4836   16,805      5,647
Marc O. Nachmann.............. January 30, 2014   15,000    78.78   165.4836   11,228      3,772
Sheila H. Patel............... January 30, 2014   16,399    78.78   165.4836   12,150      4,249
Laurence Stein................ January 30, 2014    7,187    78.78   165.4836    5,380      1,807
Ram K. Sundaram............... January 30, 2014   24,000    78.78   165.4836   18,494      5,506
Paul Walker................... January 30, 2014    2,101    78.78   165.4836    1,619        482
John S. Willian............... January 30, 2014   20,000    78.78   165.4836   14,970      5,030
Paul M. Young................. January 30, 2014   10,007    78.78   165.4836    7,451      2,556
Stacy Bash-Polley............. January 31, 2014   35,000    78.78   164.6262   26,883      8,117
Anne F. Brennan............... January 31, 2014    6,260    78.78   164.6262    4,809      1,451
Daniel L. Dees................ January 31, 2014   24,744    78.78   164.6262   16,899      7,845
Andrew J. Jonas............... January 31, 2014   21,113    78.78   164.6262   16,218      4,895
Brian J. Lee.................. January 31, 2014   11,000    78.78   164.6262    8,204      2,796
David A. Lehman............... January 31, 2014   45,247    78.78   164.6262   33,744     11,503
Brian T. Levine............... January 31, 2014   48,255    78.78   164.6262   35,765     12,490
Marc O. Nachmann.............. January 31, 2014   10,000    78.78   164.6262    7,458      2,542
Jeffrey P. Nedelman........... January 31, 2014   10,170    78.78   164.6262    7,812      2,358
Peter C. Oppenheimer.......... January 31, 2014    2,000    78.78   164.6262    1,444        556
Lora J. Robertson............. January 31, 2014   11,073    78.78   164.6262    8,471      2,602
Paul M. Russo................. January 31, 2014   15,000    78.78   164.6262   11,522      3,478
Ram K. Sundaram............... January 31, 2014   50,000    78.78   164.6262   38,404     11,596
Thomas D. Teles............... January 31, 2014    3,886    78.78   164.6262    2,985        901
Donald J. Truesdale........... January 31, 2014   27,682    78.78   164.6262   21,262      6,420
Eiji Ueda..................... January 31, 2014   40,000    78.78   164.6262   23,290     16,710
Paul Walker................... January 31, 2014    4,010    78.78   164.6262    3,080        930
Paul M. Young................. January 31, 2014   10,012    78.78   164.6262    7,427      2,585
Kenneth M. Eberts III......... February 3, 2014    2,698    78.78   162.1295    2,079        619
Marc O. Nachmann.............. February 3, 2014    4,868    78.78   162.1295    3,643      1,225
Laurence Stein................ February 3, 2014    7,187    78.78   162.1295    5,378      1,809
Thomas D. Teles............... February 3, 2014    3,886    78.78   162.1295    2,994        892
Paul Walker................... February 3, 2014    2,501    78.78   162.1295    1,927        574
Paul M. Young................. February 3, 2014    9,997    78.78   162.1295    7,440      2,557
R. Martin Chavez.............. February 4, 2014   25,000    78.78   161.4925   19,401      5,599

                                                             Strike   Sales    Number of  Number of
                                                  Number of  Price    Price     Shares     Shares
Covered Person                 Date of Exercise   Options    (in $)   (in $)   Withheld     Sold
--------------                 ------------------ ---------  ------  --------- ---------  ---------
John J. McGuire, Jr...........  February 4, 2014    1,000    78.78   161.4925      694        306
Marc O. Nachmann..............  February 4, 2014   10,000    78.78   161.4925    7,545      2,455
Jeffrey W. Schroeder..........  February 4, 2014   84,959    78.78   161.4925   64,096     20,863
R. Martin Chavez..............  February 5, 2014   25,000    78.78   161.1742   19,335      5,665
Peter Gross...................  February 5, 2014   20,000    78.78   161.1742   15,032      4,968
Todd W. Leland................  February 5, 2014   20,000    78.78   161.1742   14,563      5,437
John A. Mahoney...............  February 5, 2014   10,000    78.78   161.1742    7,734      2,266
John J. McGuire, Jr...........  February 5, 2014    2,270    78.78   161.1742    1,567        703
Marc O. Nachmann..............  February 5, 2014    5,000    78.78   161.1742    3,758      1,242
Paul Walker...................  February 5, 2014    2,008    78.78   161.1742    1,553        455
Paul M. Young.................  February 5, 2014   10,003    78.78   161.1742    7,479      2,524
R. Martin Chavez..............  February 6, 2014   25,000    78.78   161.2429   19,380      5,620
John J. McGuire, Jr...........  February 6, 2014    1,000    78.78   161.2429      694        306
Marc O. Nachmann..............  February 6, 2014    5,000    78.78   161.2429    3,768      1,232
Thomas D. Teles...............  February 6, 2014    3,886    78.78   161.2429    3,013        873
Robin A. Vince................  February 6, 2014   10,000    78.78   161.2429    7,536      2,464
Andrea A. Vittorelli..........  February 6, 2014    6,000    78.78   161.2429    4,651      1,349
Paul Walker...................  February 6, 2014      850    78.78   161.2429      659        191
Paul M. Young.................  February 6, 2014   10,003    78.78   161.2429    7,499      2,504
R. Martin Chavez..............  February 7, 2014    1,891    78.78   161.4957    1,463        428
John J. McGuire, Jr...........  February 7, 2014    2,250    78.78   161.4957    1,553        697
Laurence Stein................  February 7, 2014    7,186    78.78   161.4957    5,401      1,785
Ashok Varadhan................  February 7, 2014   92,000    78.78   161.4957   71,151     20,849
Paul Walker...................  February 7, 2014    1,002    78.78   161.4957      775        227
Paul M. Young.................  February 7, 2014   10,126    78.78   161.4957    7,571      2,555
Mark F. Dehnert............... February 10, 2014   20,000    78.78   161.0247   15,463      4,537
John J. McGuire, Jr........... February 10, 2014    2,250    78.78   161.0247    1,553        697
Thomas D. Teles............... February 10, 2014    7,772    78.78   161.0247    6,009      1,763
Paul Walker................... February 10, 2014    2,504    78.78   161.0247    1,936        568
Paul M. Young................. February 10, 2014    9,953    78.78   161.0247    7,439      2,514
Mark F. Dehnert............... February 11, 2014   20,000    78.78   162.7377   15,488      4,512
Michael P. Esposito........... February 11, 2014  110,190    78.78   162.7377   85,329     24,861
Andrew M. Gordon.............. February 11, 2014    5,000    78.78   162.7377    3,778      1,222
Tim Leissner.................. February 11, 2014   96,618    78.78   162.7377   47,575     49,043
John J. McGuire, Jr........... February 11, 2014    2,250    78.78   162.7377    1,556        694
Marc O. Nachmann.............. February 11, 2014    5,000    78.78   162.7377    3,764      1,236
Thomas D. Teles............... February 11, 2014    3,886    78.78   162.7377    3,010        876
Paul Walker................... February 11, 2014    1,507    78.78   162.7377    1,167        340
Paul M. Young................. February 11, 2014    9,960    78.78   162.7377    7,458      2,502
Stacy Bash-Polley............. February 12, 2014   25,000    78.78   163.9096   19,249      5,751
Mary D. Byron................. February 12, 2014    7,772    78.78   163.9096    5,595      2,177
Mark F. Dehnert............... February 12, 2014   20,000    78.78   163.9096   15,399      4,601
Andrew M. Gordon.............. February 12, 2014    5,000    78.78   163.9096    3,754      1,246
George C. Lee II.............. February 12, 2014   24,000    78.78   163.9096   18,004      5,996
Todd W. Leland................ February 12, 2014   20,000    78.78   163.9096   14,480      5,520
John A. Mahoney............... February 12, 2014   10,000    78.78   163.9096    7,700      2,300
John J. McGuire, Jr........... February 12, 2014    2,250    78.78   163.9096    1,543        707
Laurence Stein................ February 12, 2014    7,185    78.78   163.9096    5,373      1,812
Thomas D. Teles............... February 12, 2014    3,886    78.78   163.9096    2,992        894
Ashok Varadhan................ February 12, 2014   92,000    78.78   163.9096   70,833     21,167
Andrea A. Vittorelli.......... February 12, 2014    7,060    78.78   163.9096    5,436      1,624
Paul Walker................... February 12, 2014    4,003    78.78   163.9096    3,082        921

                                                             Strike   Sales    Number of  Number of
                                                  Number of  Price    Price     Shares     Shares
Covered Person                 Date of Exercise   Options    (in $)   (in $)   Withheld     Sold
--------------                 ------------------ ---------  ------- --------- ---------  ---------
Elisha Wiesel................. February 12, 2014   23,304     78.78  163.9096   17,943      5,361
Paul M. Young................. February 12, 2014   18,035     78.78  163.9096   13,416      4,619
Stacy Bash-Polley............. February 13, 2014   50,000     78.78  163.5200   38,555     11,445
Johannes M. Boomaars.......... February 13, 2014   23,725     78.78  163.5200   17,211      6,514
Joseph P. DiSabato............ February 13, 2014   13,841     78.78  163.5200   10,407      3,434
Kenneth M. Eberts III......... February 13, 2014    2,697     78.78  163.5200    2,080        617
Andrew M. Gordon.............. February 13, 2014    5,000     78.78  163.5200    3,760      1,240
Philip Holzer................. February 13, 2014   30,000     78.78  163.5200   21,836      8,164
Christoph W. Stanger.......... February 13, 2014   10,000     78.78  163.5200    7,254      2,746
Ashok Varadhan................ February 13, 2014   92,000     78.78  163.5200   70,940     21,060
John E. Waldron............... February 13, 2014   12,137     78.78  163.5200    9,033      3,104
Paul Walker................... February 13, 2014    8,003     78.78  163.5200    6,171      1,832
Paul M. Young................. February 13, 2014   28,146     78.78  163.5200   20,972      7,174
Stacy Bash-Polley............. February 14, 2014   26,675     78.78  163.5500   20,550      6,125
Andrew M. Gordon.............. February 14, 2014    5,000     78.78  163.5500    3,756      1,244
Brian T. Levine............... February 14, 2014   48,255     78.78  163.5500   35,927     12,328
Timothy H. Moe................ February 14, 2014   10,000     78.78  163.5500    6,344      3,656
Marc O. Nachmann.............. February 14, 2014    5,000     78.78  163.5500    3,742      1,258
Thomas D. Teles............... February 14, 2014    5,500     78.78  163.5500    4,237      1,263
Ashok Varadhan................ February 14, 2014   92,895     78.78  163.5500   71,562     21,333
Robin A. Vince................ February 14, 2014   10,000     78.78  163.5500    7,483      2,517
John E. Waldron............... February 14, 2014   12,137     78.78  163.5500    9,036      3,101
Paul Walker................... February 14, 2014   11,000     78.78  163.5500    8,475      2,525
Andrew F. Wilson.............. February 14, 2014    4,000     78.78  163.5500    2,899      1,101
Paul M. Young................. February 14, 2014   34,725     78.78  163.5500   25,847      8,878
Mark F. Dehnert............... February 18, 2014   20,000     78.78  164.8291   15,416      4,584
John J. McCabe................ February 18, 2014    8,862     78.78  164.8291    6,636      2,226
Christoph W. Stanger.......... February 18, 2014    2,000     78.78  164.8291    1,451        549
Thomas D. Teles............... February 18, 2014    3,080     78.78  164.8291    2,375        705
Paul Walker................... February 18, 2014    2,500     78.78  164.8291    1,927        573
Mark F. Dehnert............... February 19, 2014   20,000     78.78  164.6297   15,392      4,608
Carl Faker.................... February 19, 2014   29,922     78.78  164.6297   21,652      8,270
Justin G. Gmelich............. February 19, 2014   89,953     78.78  164.6297   67,233     22,720
Richard J. Gnodde............. February 19, 2014   17,240    131.64  163.9659        0     17,240
Andrew M. Gordon.............. February 19, 2014    5,000     78.78  164.6297    3,752      1,248
Martin Hintze................. February 19, 2014    4,606     78.78  164.6297    3,334      1,272
Philip Holzer................. February 19, 2014   30,000     78.78  164.6297   21,783      8,217
Todd W. Leland................ February 19, 2014   20,000     78.78  164.6297   14,472      5,528
John A. Mahoney............... February 19, 2014   20,000     78.78  164.6297   15,392      4,608
Paul M. Russo................. February 19, 2014   15,000     78.78  164.6297   11,544      3,456
Christoph W. Stanger.......... February 19, 2014    2,000     78.78  164.6297    1,448        552
Ram K. Sundaram............... February 19, 2014   50,000     78.78  164.6297   38,480     11,520
Thomas D. Teles............... February 19, 2014    3,080     78.78  164.6297    2,371        709
Robin A. Vince................ February 19, 2014    5,000     78.78  164.6297    3,738      1,262
John E. Waldron............... February 19, 2014   12,137     78.78  164.6297    9,075      3,062
Paul Walker................... February 19, 2014    6,500     78.78  164.6297    5,003      1,497
Andrew F. Wilson.............. February 19, 2014    4,000     78.78  164.6297    2,895      1,105
Paolo Zannoni................. February 19, 2014   10,140     78.78  164.6297    7,338      2,802
Francois-Xavier de Mallmann... February 20, 2014   16,575     78.78  164.2523   12,030      4,545
Mark F. Dehnert............... February 20, 2014   20,000     78.78  164.2523   15,429      4,571
Richard J. Gnodde............. February 20, 2014   34,930     78.78  164.2523   25,351      9,579

                                                             Strike   Sales    Number of  Number of
                                                  Number of  Price    Price     Shares     Shares
Covered Person                 Date of Exercise   Options    (in $)   (in $)   Withheld     Sold
--------------                 ------------------ ---------  ------- --------- ---------  ---------
Richard J. Gnodde............. February 20, 2014    1,567    131.64  163.4900        0      1,567
Andrew M. Gordon.............. February 20, 2014    5,000     78.78  164.2523    3,762      1,238
Philip Holzer................. February 20, 2014   20,000     78.78  164.2523   14,565      5,435
Alison J. Mass................ February 20, 2014   40,058     78.78  164.2523   30,901      9,157
Marc O. Nachmann.............. February 20, 2014    5,000     78.78  164.2523    3,747      1,253
Christoph W. Stanger.......... February 20, 2014    2,000     78.78  164.2523    1,453        547
Paul Walker................... February 20, 2014    6,075     78.78  164.2523    4,687      1,388
Paolo Zannoni................. February 20, 2014   10,140     78.78  164.2523    7,360      2,780
Mark F. Dehnert............... February 21, 2014   20,000     78.78  164.8511   15,396      4,604
Andrew M. Gordon.............. February 21, 2014    5,000     78.78  164.8511    3,753      1,247
Ryan D. Limaye................ February 21, 2014    6,300     78.78  164.8511    4,730      1,570
Paul M. Russo................. February 21, 2014   10,000     78.78  164.8511    7,698      2,302
Christoph W. Stanger.......... February 21, 2014    2,000     78.78  164.8511    1,448        552
Ram K. Sundaram............... February 21, 2014   50,000     78.78  164.8511   38,490     11,510
Robin A. Vince................ February 21, 2014    5,000     78.78  164.8511    3,739      1,261
Elisha Wiesel................. February 21, 2014   46,608     78.78  164.8511   35,879     10,729

                                                                        ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                          Instrument and  Number of  Strike Price
Covered Person              Position       Shares      (in $)       Maturity Date
--------------            --------------  ---------  ------------  -----------------
Jason H. Brauth.......... Call Written      2,100        160         April 19, 2014
Jason H. Brauth.......... Call Written      2,100        165         April 19, 2014
Douglas L. Feagin........ Call Written        700        180         April 19, 2014
Michelle Gill............ Call Written      3,000        175         April 19, 2014
Michelle Gill............ Call Written      5,700        180         April 19, 2014
Todd Hohman.............. Call Written      3,200        170         April 19, 2014
Gwen R. Libstag.......... Call Written     10,000        180         April 19, 2014
Gwen R. Libstag*......... Call Written     59,100        180         April 19, 2014
Gwen R. Libstag.......... Call Written      1,800        185         April 19, 2014
Ricardo Mora............. Call Written      5,000        180         April 19, 2014
Karl J. Robijns.......... Call Written     30,000        170          July 19, 2014
Guy E. Saidenberg........ Call Written     29,000        200          July 19, 2014
John S. Daly............. Call Written      5,000        170       January 17, 2015
Scott A. Romanoff........ Call Written        800        165       January 17, 2015

* This transaction was conducted through an estate planning entity and relates to Other Shares.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2014

                                          By:     /s/ Beverly L. O'Toole
                                                  ------------------------------
                                          Name:   Beverly L. O'Toole
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                                                       Description
------- ------------------------------------------------------------------------------------------------------------------------

  A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment
        No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
        Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
        (File No. 005-56295)).

  C.    Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.    Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
        Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
        March 29, 2001 (File No. 005-56295)).

  G.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
        Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.    Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to
        Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).